CMGI, INC.

1100 Winter Street, Suite 4600

Waltham, Massachusetts 02451

March 4, 2005

VIA EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	CMGI, Inc.
Form 10-K for fiscal year ended July 31, 2004
Filed October 14, 2004
Form 8-K filed August 2, 2004
File No. 000-23262

Ladies and Gentlemen:

On January 28, 2005, CMGI, Inc. (the “Company”) provided responses to the comments of the Staff of the Securities and Exchange Commission, as set forth in your letter dated December 14, 2004 to Mr. Joseph C. Lawler, the Company’s President and Chief Executive Officer. Pursuant to a telephone conversation on February 28, 2005 between Thomas Oberdorf and David Riley of the Company and Alonso Rodriguez of the Staff, set forth below is the Company’s revised response to the Staff’s Comment No. 19.

The Company acknowledges that the adequacy and accuracy of the disclosure in the filings listed above is the responsibility of the Company. The Company also acknowledges that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings. Finally, the Company acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for fiscal year ended July 31, 2004

Note 9. Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets, page 64

Comment 19. Addressing paragraph 30 of SFAS 142, tell us in detail how you determined that you have one reporting unit. Also, addressing paragraphs 34 and 35 of SFAS 142, tell us in detail how you assigned goodwill to your reporting unit.

Revised Response:

The Company has determined that it has two reporting units. These reporting units, Supply Chain Management Services (SCM) and Marketing Distribution Services (MDS), represent components of the Company’s sole operating business, SalesLink, and have been aggregated for segment reporting purposes in accordance with the provisions of SFAS No. 131 (see the Company’s response to Comment No. 17 previously submitted). The Company has assigned SalesLink’s $22.1 million of goodwill to the SCM ($19.4 million) and MDS ($2.7 million) reporting units using the relative fair value approach.

The Company proposes to revise the indicated disclosure as follows:

“In accordance with the provisions of SFAS No. 142, the Company has designated reporting units for purposes of assessing goodwill impairment. The standard defines a reporting unit as the lowest level of an entity that is a business and that can be distinguished, physically and operationally and for internal reporting purposes, from the other activities, operations, and assets of the entity. Based on the provisions of the standard, the Company has determined that it currently has two reporting units for purposes of goodwill impairment testing. Following the adoption of SFAS No. 142, the Company concluded that there was no impairment indicated as of August 1, 2002. Additionally, the Company’s policy is to perform its annual impairment testing for all reporting units in the fourth quarter of each fiscal year. The Company performed its annual impairment test in the fourth quarter of fiscal 2004 and concluded goodwill was not impaired. At July 31, 2004 the Company’s carrying value of goodwill totaled $22.1 million.”

Fiscal Year 2005 Modification of Reporting Unit Disclosure

In addition, in future filings the Company proposes to include the following disclosure with respect to the Company’s reporting unit designations in accordance with SFAS No. 142:

“In accordance with the provisions of SFAS No. 142, the Company has designated reporting units for purposes of assessing goodwill impairment. The standard defines a reporting unit as the lowest level of an entity that is a business and that can be distinguished, physically and operationally and for internal reporting purposes, from the other activities, operations, and assets of the entity. As of July 31, 2004, based on the provisions of SFAS No. 142, the Company had two reporting units for purposes of goodwill impairment testing. Upon completion of its acquisition of Modus Media on August 2, 2004, the Company concluded that it now has four reporting units for purposes of goodwill impairment testing. The Company’s policy is to perform its annual impairment testing for all reporting units in the fourth quarter of each fiscal year.”

If you have any questions with regard to the foregoing revised response or need further information, please contact the undersigned at (781) 663-5001.

Very truly yours,

/s/ Thomas Oberdorf
Thomas Oberdorf

Enclosures

cc:	Larry Spirgel

Alonso Rodriguez

Ivette Leon

Ted Yu

(Securities and Exchange Commission)

3